EXHIBIT 21.01

Subsidiaries	Jurisdiction of Incorporation	Name under which business conducted

Boots & Coots Services, L.L.C.	Texas

Boots & Coots Services, Inc.	Delaware

Boots & Coots/IWC Overseas, Inc.	British Virgin Islands

Boots & Coots Canada, Ltd.	Alberta, Canada

Boots & Coots/IWC De Venezuela, S.A.	Venezuela

Boots & Coots International	Cayman Islands

HWC Limited	Louisiana

Boots & Coots Services de Mexico S. de R.L. de C.V.	Mexico

Snubco USA, Inc	Wyoming

Stasso Holdings, Inc.	Wyoming

StassCo Pressure Control, LLC	Wyoming

Boots & Coots Nigeria, Limited	Nigeria

J.W. Wright, Inc.	Texas	John Wright Company